UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section

12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File

Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-111959-01

Education Funding Capital Trust — IV

(Exact name of registrant as specified in its charter)

c/o U.S. Bank National Association

CN-WN-06CT

425 Walnut Street, 6th Floor

Cincinnati, Ohio 45202

(513) 632-2518

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A-1 LIBOR Floating Rate Education Loan Backed Notes

Series A-2 LIBOR Floating Rate Education Loan Backed Notes

Series A-3 LIBOR Floating Rate Education Loan Backed Notes

Series A-4 Auction Rate Education Loan Backed Notes

Series A-5 Auction Rate Education Loan Backed Notes

Series A-6 Auction Rate Education Loan Backed Notes

Series B-1 Auction Rate Education Loan Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule l2h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule l2g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 35

Pursuant to the requirements of the Securities Exchange Act of 1934, Education Funding Capital Trust — IV has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 11, 2005

U.S. BANK NATIONAL ASSOCIATION,
not in its individual capacity but solely as
Co-Owner Trustee for
EDUCATION FUNDING CAPITAL TRUST – IV

By:	/s/ William E. Sicking

William E. Sicking